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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ________)


                         ALLIED WASTE INDUSTRIES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($.01 par value)
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  019589 30 8
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


   Roger A. Ramsey, Allied Waste Industries, Inc., 7201 East Camelback Road,
                Suite 375, Scottsdale, AZ 85251, (602) 423-2946
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  July 1, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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                                  SCHEDULE 13D



CUSIP NO. 019589 30 8                                                               PAGE     2      OF      4     PAGES
          -----------                                                                    ---------      ---------


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Brian A. O'Leary
- -----------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a) [ ]
                                                                                                                (b) [ ]


- -----------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY



- -----------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                  OO

- -----------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3)                   [ ]



- -----------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

- -----------------------------------------------------------------------------------------------------------------------
                       7      SOLE VOTING POWER

                                      5,898,561

                       ------------------------------------------------------------------------------------------------
                       8      SHARED VOTING POWER
    NUMBER OF
     SHARES                           0
  BENEFICIALLY
    OWNED BY           ------------------------------------------------------------------------------------------------
      EACH             9      SOLE DISPOSITIVE POWER
    REPORTING
     PERSON
      WITH                            5,898,561

                       ------------------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                      Of the total Shares identified in Section 9, the Issuer is entitled to hold
                                      663,505 of such Shares until June 30, 1997 and to exercise rights of offset in the event of certain contractual indemnification claims that the Issuer may have against the Reporting Person.
- -----------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,898,561

- -----------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]



- -----------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.0%

- -----------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

                  IN

- -----------------------------------------------------------------------------------------------------------------------

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Item 1. Security and Issuer.

        This statement on Schedule 13D (this "Statement") is filed with respect to Common Shares, $.01 par value per share ("Shares"), of Allied Waste Industries, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7201 East Camelback Road, Suite 375, Scottsdale, AZ 85251.

Item 2. Identity and Background.

        This Statement is filed by Brian A. O'Leary, (the "Filing Person"). The business address of the Filing Person is P.O. Box 219, Pineville, North Carolina 28134. The Filing Person's current principal occupation is Executive Vice President of the Southeast Region of the Issuer and Chief Executive Officer of Container Corporation of Carolina, Inc., a Delaware Corporation ("CCC"). During the past five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Filing Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of which subjects or subjected him to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Filing Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        The Filing Person has acquired all Shares beneficially owned by him through an exchange of all of the Filing Person's shares of common stock of CCC for the Shares upon the merger of CCC with AWI Delaware, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer ("AWI Delaware").

Item 4. Purpose of Transaction.

        As noted above in Item 3, the Filing Person has acquired beneficial ownership of all Shares he beneficially owns as the result of the merger of CCC with AWI Delaware. The Filing Person has no plans or proposals relating to the acquisition or disposition of additional Shares of the Issuer or regarding any extraordinary corporate transaction or any material change to the Issuer or its business. The Filing Person has become an Executive Vice President for the Southeast Region of the Issuer and desires to become a director of the Issuer but does not desire to make any material change to the Issuer's board of directors, management or corporate structure.

Item 5. Interest in Securities of the Issuer.

        (a) The Filing Person reports beneficial ownership of 5,898,561 Shares, or 10.0% of the outstanding Shares (based on 59,268,476 Shares outstanding as reported by the Company to the Filing Person as of June 2, 1996).

        (b) The Filing Person has sole voting power as to all 5,898,561 Shares. The Filing Person has sole power to dispose of all 5,898,561 Shares, except that the Issuer has retained possession of 663,505 Shares until June 30, 1997 and has certain contractual rights to offset such Shares against potential contractual indemnification claims against the Filing Person.

        (c) Not applicable.

        (d) The Issuer has certain rights to hold and offset up to 663,505 Shares as described in Item 5(b) above.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Agreement and Plan of Merger among the Issuer, AWI Delaware, CCC and the Filing Person, dated as of May 17, 1996 and amended pursuant to a First Amendment dated as of June 28, 1996, pursuant to which the Filing Person has obtained the Shares, includes standard transfer restrictions to allow the merger transaction to be accounted for as a "pooling of interests." Such agreement also sets forth the rights of the Issuer to retain the 663,505 Shares as described in Item 5(b) above. The Filing Person also has executed an Agreement by Affiliates to the Issuer, dated as of June 28, 1996, that includes an acknowledgement of transfer restrictions under Rule 145 and under the "pooling of interests" accounting rules.

Item 7. Material to be Filed as Exhibits.

        2. Agreement and Plan of Merger among the Issuer, AWI Delaware, CCC and the Filing Person, dated as of May 17, 1996.

        2.1 First Amendment to Agreement and Plan of Merger, dated as of June 28, 1996.

        2.2 Agreement by Affiliates, dated as of June 28, 1996.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  July 10, 1996               Signature:  /s/ Brian A. O'Leary
                                               ------------------------------
                                        Name:  Brian A. O'Leary





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